                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549



                                     SCHEDULE 13G



                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)*


                                     Rent-Way, Inc.
                            ------------------------------
                                   (Name of Issuer)


                                    Common Stock
                       ----------------------------------------
                            (Title of Class of Securities)


                                      76009U104
                       ----------------------------------------
                                    (CUSIP Number)




* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           (Continued on following page(s))




                                  Page 1 of 8 Pages

CUSIP No. 76009U104
          ---------


--------------------------------------------------------------------------------
1)  Name of Reporting Person                     SAFECO Common Stock Trust
    S.S. or I.R.S. Identifica-
    tion No. of Above Person
--------------------------------------------------------------------------------
2)  Check the Appropriate Box                    (a)
    if a Member of a Group                       ------------------------------
    (See Instructions)                           (b)
--------------------------------------------------------------------------------
3)  SEC Use Only


--------------------------------------------------------------------------------
4)  Citizenship or Place of                      State of Delaware
    Organization

--------------------------------------------------------------------------------
Number of     (5)  Sole Voting
Shares Bene-       Power                         0
ficially      -----------------------------------------------------------------
Owned by      (6)  Shared Voting                 373,000
Reporting          Power
Person With
              -----------------------------------------------------------------
              (7)  Sole Disposi-
                   tive Power                    0
              -----------------------------------------------------------------
              (8)  Shared                        373,000
                   Dispositive Power
--------------------------------------------------------------------------------
9)  Aggregate Amount Bene-                       373,000
    ficially Owned by
    Reporting Person
--------------------------------------------------------------------------------
10) Check if the Aggregate
    Amount in Row (9) Excludes
    Certain Shares (See Instructions)
--------------------------------------------------------------------------------
11) Percent of Class
    Represented by Amount                        5.6%
    in Row 9
--------------------------------------------------------------------------------
12) Type of Reporting Person                     IV
    (See Instructions)
--------------------------------------------------------------------------------




                                   Page 2 of 8 Pages

CUSIP No. 76009U104
          ---------


--------------------------------------------------------------------------------
1)  Name of Reporting Person                     SAFECO Asset Management
    S.S. or I.R.S. Identifica-                   Company
    tion No. of Above Person
--------------------------------------------------------------------------------
2)  Check the Appropriate Box                    (a)
    if a Member of a Group                       ------------------------------
    (See Instructions)                           (b)
--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Citizenship or Place of                      State of Washington
    Organization
--------------------------------------------------------------------------------
Number of     (5)  Sole Voting
Shares Bene-       Power                         0
ficially      -----------------------------------------------------------------
Owned by      (6)  Shared Voting
Reporting          Power                         669,500
Person With   -----------------------------------------------------------------
              (7)  Sole Disposi-
                   tive Power                    0
              -----------------------------------------------------------------
              (8)  Shared
                   Dispositive Power             669,500
--------------------------------------------------------------------------------
9)  Aggregate Amount Bene-                       669,500 (1)
    ficially Owned by
    Reporting Person
--------------------------------------------------------------------------------
10) Check if the Aggregate
    Amount in Row (9) Excludes
    Certain Shares (See Instructions)
--------------------------------------------------------------------------------
11) Percent of Class Represented
    by Amount in Row 9                           10.1%
--------------------------------------------------------------------------------
12) Type of Reporting Person                     IA
    (See Instructions)
--------------------------------------------------------------------------------

--------------------

    (1) The Reporting Person disclaims any beneficial ownership of the shares reported on this joint 13G. The reported shares are owned beneficially by registered investment companies for which the Reporting Person serves as an adviser, and includes the shares reported in this joint 13G by SAFECO Common Stock Trust.

                                   Page 3 of 8 Pages

CUSIP No. 76009U104
          ---------


--------------------------------------------------------------------------------
1)  Name of Reporting Person                     SAFECO Corporation
    S.S. or I.R.S. Identifica-
    tion No. of Above Person
--------------------------------------------------------------------------------
2)  Check the Appropriate Box                    (a)
    if a Member of a Group                       ------------------------------
    (See Instructions)                           (b)
--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Citizenship or Place of                      State of Washington
    Organization
--------------------------------------------------------------------------------
Number of     (5)  Sole Voting
Shares Bene-       Power                         0
ficially      -----------------------------------------------------------------
Owned by      (6)  Shared Voting
Reporting          Power                         669,500
Person With   -----------------------------------------------------------------
              (7)  Sole Disposi-
                   tive Power                    0
              -----------------------------------------------------------------
              (8)  Shared
                   Dispositive Power             669,500
--------------------------------------------------------------------------------
9)  Aggregate Amount Bene-                       669,500(2)
    ficially Owned by
    Reporting Person
--------------------------------------------------------------------------------
10) Check if the Aggregate
    Amount in Row (9) Excludes
    Certain Shares (See Instructions)
--------------------------------------------------------------------------------
11) Percent of Class Represented
    by Amount in Row 9                           10.1%
--------------------------------------------------------------------------------
12) Type of Reporting Person                     HC
    (See Instructions)
--------------------------------------------------------------------------------

--------------------

    (2) The Reporting Person disclaims any beneficial ownership of the shares reported on this joint 13G. The reported shares are owned beneficially by registered investment companies for which a subsidiary of the Reporting Person serves as an adviser.

                                   Page 4 of 8 Pages

CUSIP No. 76009U104
          ---------


--------------------------------------------------------------------------------

Item 1(a).    Name of Issuer:  See front cover

Item 1(b).    Address of Issuer Principal Executive Offices:
              3230 West Lake Road, Erie, PA 16505

Item 2(a).    Name of Person(s) Filing:  See Item 1 on cover page (pp 2-4).

Item 2(b).    Address of Principal Business Office or, If None, Residence:

              SAFECO Plaza, Seattle, WA  98185

Item 2(c).    Citizenship:   See Item 4 on cover page (pp 2-4).

Item 2(d).    Title of Class of Securities:   See front cover page.

Item 2(e).    CUSIP Number:   See front cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the persons filing are:

         (a)  ( )       Broker or Dealer registered under Section 15 of the
                        Act.
         (b)  ( )       Bank as defined in Section 3(a)(6) of the Act.
         (c)  ( )       Insurance Company as defined in Section 3(a)(19) of the
                        Act.
         (d)  (X)       Investment Company registered under Section 8 of the
                        Investment Company Act.
         (e)  (X)       Investment Advisor registered under Section 203 of the
                        Investment Advisers Act of 1940.
         (f)  ( )       Employee Benefit Plan, Pension Fund which is subject to
                        provisions of Employee Retirement Income Security Act
                        of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F).
         (g)  (X)       Parent Holding Company in accordance with Rule
                        13d-1(b)(ii)(G).
         (h)  ( )       Group, in accordance with Rule 13d-1(b)(1)(ii)(H).




                                  Page 5 of 8 Pages

CUSIP No. 76009U104
          ---------


Item 4.       Ownership:

              Items (a) through (c): See items 1 and 5-11 of the cover pages (pp 2-4).

              SAFECO Asset Management Company and SAFECO Corporation expressly declare that the filing of this statement on Schedule 13G shall not be construed as an admission that they are, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of any securities covered by this statement. Each of such companies is filing this statement because it is considered an indirect beneficial owner of such securities based on its ownership or control of one or more investment companies which directly own such shares.

Item 5.       Ownership of 5% or Less of a Class:  Not applicable.

Item 6. Ownership of More than 5% on Behalf of Another Person: Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              SAFECO Asset Management Company is the subsidiary on which SAFECO Corporation is reporting as the parent holding company. SAFECO Asset Management Company is an investment adviser as specified in
              Item 12 on the cover page (p. 3).

Item 8. Identification and Classification of Members of the Group. Not applicable.

Item 9.       Notice of Dissolution of Group.  Not applicable.

Item 10.      Certification.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




                                  Page 6 of 8 Pages

CUSIP No. 76009U104
          ---------


Exhibits.

              The statement required by Rule 13d-1(f) is attached as Exhibit A.


Signature.

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 9, 1997                           SAFECO Corporation



                                            By /s/ Ronald L. Spaulding
                                               ---------------------------------
                                               Ronald L. Spaulding, Treasurer


                                            SAFECO Common Stock Trust



                                            By /s/ Ronald L. Spaulding
                                               ---------------------------------
                                               Ronald L. Spaulding, Treasurer


                                            SAFECO Asset Management Company



                                            By /s/ Neal A. Fuller
                                               ---------------------------------
                                               Neal A. Fuller, Secretary




                                  Page 7 of 8 Pages

                                      EXHIBIT A



Agreement for filing Schedule 13-G.

Pursuant to the requirements of Regulation 13d-1(d), SAFECO Corporation and SAFECO Asset Management Company each agree that Schedule 13-G filed by them with regard to Rent-Way, Inc.'s common stock is filed on behalf of each of them.


Date: May 9, 1997                           SAFECO Corporation



                                            By /s/ Ronald L. Spaulding
                                               ---------------------------------
                                               Ronald L. Spaulding, Treasurer


                                            SAFECO Common Stock Trust



                                            By /s/ Ronald L. Spaulding
                                               ---------------------------------
                                               Ronald L. Spaulding, Treasurer


                                            SAFECO Asset Management Company



                                            By /s/ Neal A. Fuller
                                               ---------------------------------
                                               Neal A. Fuller, Secretary




                                  Page 8 of 8 Pages